UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Virtus Investment Partners, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92828Q109

(CUSIP Number)

Bank of Montreal

Paul Bachand

100 King Street West, 1 First Canadian Place, 24th Floor

Toronto, Ontario, Canada M5X 1A1

Tel. No.: (416) 867-4683

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92828Q109

1	NAMES OF REPORTING PERSONS Bank of Montreal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,727,896
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,727,896
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,896**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, BK

*	The source of funds for acquiring 45,000 shares of Series B Voting Convertible Preferred Stock of the Issuer (“Preferred Stock”) was the working capital of BMO Bankcorp, Inc. (“BMO Bankcorp”), a wholly owned subsidiary of BMO Financial Corp. (“BFC”), which is a wholly owned subsidiary of Bank of Montreal (“BMO” or the “Reporting Person”). BMO Bankcorp acquired 378,446 shares of common stock of the Issuer (“Common Stock”) by converting 9,783 shares of the Preferred Stock on August 5, 2010. On November 30, 2011, BMO Bankcorp dissolved and transferred all such Common Stock and Preferred Stock to BFC. BFC acquired 1,349,300 shares of Common Stock by converting the remaining 35,217 shares of Preferred Stock on January 6, 2012. On September 30, 2013, BFC transferred all of its shares of Common Stock of the Issuer to BMO (US) Lending, LLC (“BMO Lending”), a direct, wholly owned subsidiary of BMO. BMO became the holder of such Common Stock on February 7, 2014, through BMO Lending’s liquidation. On June 4, 2014, BMO transferred all shares of such Common Stock of the Issuer to Bank of Montreal Holding Inc. (“BMO Holding” and, together with BMO, the “Reporting Persons”), a wholly owned subsidiary of BMO.
**	This number does not include 21,843 shares of Common Stock held by sub-advisors of Harris myCFO Investment Advisory Services, LLC (“myCFO”), a wholly-owned subsidiary of BFC, in the name of client of myCFO.

CUSIP No. 92828Q109

1	NAMES OF REPORTING PERSONS Bank of Montreal Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,727,896
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,727,896
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,896**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

*	The source of funds for acquiring 45,000 shares of Series B Voting Convertible Preferred Stock of the Issuer (“Preferred Stock”) was the working capital of BMO Bankcorp, Inc. (“BMO Bankcorp”), a wholly owned subsidiary of BMO Financial Corp. (“BFC”), which is a wholly owned subsidiary of Bank of Montreal (“BMO” or the “Reporting Person”). BMO Bankcorp acquired 378,446 shares of common stock of the Issuer (“Common Stock”) by converting 9,783 shares of the Preferred Stock on August 5, 2010. On November 30, 2011, BMO Bankcorp dissolved and transferred all such Common Stock and Preferred Stock to BFC. BFC acquired 1,349,300 shares of Common Stock by converting the remaining 35,217 shares of Preferred Stock on January 6, 2012. On September 30, 2013, BFC transferred all of its shares of Common Stock of the Issuer to BMO (US) Lending, LLC (“BMO Lending”), a direct, wholly owned subsidiary of BMO. BMO became the holder of such Common Stock on February 7, 2014, through BMO Lending’s liquidation. On June 4, 2014, BMO transferred all shares of such Common Stock of the Issuer to Bank of Montreal Holding Inc. (“BMO Holding” and, together with BMO, the “Reporting Persons”), a wholly owned subsidiary of BMO.
**	This number does not include 21,843 shares of Common Stock held by sub-advisors of Harris myCFO Investment Advisory Services, LLC (“myCFO”), a wholly-owned subsidiary of BFC, in the name of clients of myCFO.

Introductory Statement and Explanatory Note

This Fourth Amendment to Schedule 13D (this “Amendment”) is being filed to amend certain information provided in the Schedule 13D filed by the Reporting Persons on January 12, 2009, as amended on August 20, 2010, November 15, 2011 and January 19, 2012 (the “Original Filing”). Any capitalized term used in this Amendment but not defined herein shall have the meaning given to such term in the Original Filing. This Amendment supplements or amends certain items in the Original Filing as indicated below.

On September 30, 2013, BMO Financial Corp. (“BFC”) transferred all of its shares of Common Stock of the Issuer to BMO (US) Lending, LLC (“BMO Lending”), a direct, wholly owned subsidiary of Bank of Montreal (“BMO”). BMO became the holder of such Common Stock on February 7, 2014, through BMO Lending’s liquidation. On June 4, 2014, BMO transferred all shares of such Common Stock of the Issuer to Bank of Montreal Holding Inc. (“BMO Holding” and, together with BMO, the “Reporting Persons”), a wholly owned subsidiary of BMO. Unless otherwise specified, all other information in the Original Filing remains unchanged.

Item 1. Security and Issuer

There are no changes to Item 1 of the Original Filing.

Item 2. Identity and Background

This Amendment is being filed by BMO and BMO Holding to provide a new Schedule A listing the following information for each director and executive officer of each Reporting Person: name; residence or business address; present principal occupation or employment; the name and, if other than any Reporting Person, the principal business and address of any corporation or organization in which such employment is conducted; and citizenship.

BMO Holding is a Canadian corporation. The principal office of BMO Holding is Eighth Avenue Place, 525 Eighth Avenue SW, 9th Floor, Calgary, Alberta T2P 1G1, Canada.

In addition, the penultimate paragraph of Item 2 in the Original Filing is deleted in its entirety and replaced with the following:

During the last five years, none of the Reporting Persons has and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is hereby supplemented by adding the following paragraph after the final paragraph of such item:

On September 30, 2013, BFC transferred all of its shares of Common Stock of the Issuer to BMO Lending. BMO became the holder of such Common Stock on February 7, 2014, through BMO Lending’s liquidation. On June 4, 2014, BMO transferred all shares of such Common Stock of the Issuer to Bank of Montreal Holding.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented with the following information:

On September 30, 2013, BFC transferred all of its shares of Common Stock of the Issuer to BMO (US) Lending, LLC (“BMO Lending”), a direct, wholly owned subsidiary of BMO. BMO became the holder of such Common Stock on February 7, 2014, through BMO Lending’s liquidation. On June 4, 2014, BMO transferred all shares of such Common Stock of the Issuer to Bank of Montreal Holding Inc. (“BMO Holding” and, together with BMO, the “Reporting Persons”), a wholly owned subsidiary of BMO.

On June 14, 2016, the Issuer announced the final results of its “modified Dutch Auction” tender offer that expired on June 8, 2016. The Reporting Persons did not participate in the tender offer. The Issuer repurchased 556,437 shares of its Common Stock.

Following the tender offer, the Reporting Persons’ holding now represents 22.4% of the Issuer’s outstanding Common Stock. In light of the results of the tender offer and the possibility of additional repurchases of Common Stock by the Issuer in the future, the Reporting Persons currently intend to manage their level of percentage ownership interest in the Issuer so it does not significantly increase beyond the current level. The Reporting Person’s management of its percentage interest in the Issuer could include periodic sales of Common Stock through the open market, privately negotiated transactions or otherwise.

The Reporting Persons expect to continue to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Stock, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions and other factors that the Reporting Persons deem relevant to their investment decisions. Based on such evaluations, the Reporting Persons may at any time and from time to time determine to dispose of Common Stock or to acquire Common Stock, or other securities convertible into or exchangeable for Common Stock or derivatives relating to Common Stock, through the open market or privately negotiated transactions or otherwise, at such prices and on such terms as it deems advisable. Based on the Reporting Persons’ continuing evaluation of the foregoing factors, the Reporting Persons reserve the right to change their plans and intentions at any time or from time to time, as they deem appropriate. In addition, the Reporting Persons or their subsidiaries may from time to time purchase and sell equity securities of the Issuer in a fiduciary or similar capacity for the account of third parties.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Filing is hereby deleted in its entirety and replaced with the following:

(a) As of the date of this Statement on Schedule 13D, the Reporting Persons beneficially own 1,727,746 shares of Common Stock, which represents 22.4% of the shares of Common Stock.

(b) The Reporting Persons have the sole power to vote and dispose of the 1,727,746 shares of Common Stock that they beneficially own.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Filing is hereby amended by incorporating by reference the information set forth in Items 4 and 5 hereof.

Item 7. Material to be Filed as Exhibits

Exhibit 2.02: Agreement of Joint Filing among the Reporting Persons, dated June 17, 2016.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

BANK OF MONTREAL

(as of June 17, 2016)

The name, address, position, present principal occupation or employment and citizenship of each of the directors and executive officers of Bank of Montreal (“BMO”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship

Jan Babiak	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Corporate Director	American and British

Sophie Brochu	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO, President and Chief Executive Officer of Gaz Métro, a utilities company	Canadian

George A. Cope	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; President and Chief Executive Officer of BCE Inc. and Bell Canada, each a telecommunications company	Canadian

William A. Downe	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director; Chief Executive Officer	American and Canadian

Christine A. Edwards	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Capital Partner, Winston & Strawn LLP, a law firm	American

Martin S. Eichenbaum	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Charles Moskos Professor of Economics at Northwestern University and co-director of the Center for International Economics and Development at Northwestern University	American and Canadian

Ronald Farmer	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies	Canadian

Eric La Flèche	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; President and Chief Executive Officer of Metro Inc., a food retailer and distributor	Canadian

Lorraine Mitchelmore	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Corporate Director	Australian and Canadian

Philip S. Orsino	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Corporate Director	Canadian

Name	Address	Position/Principal Occupation/Employment	Citizenship

Robert Prichard	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 24st Floor Toronto, Ontario, Canada M5X 1A1	Director and Chairman of the Board of Directors of BMO; Non-executive Chair of Torys LLP, a Canadian law firm	British and Canadian

Don M. Wilson III	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Director of BMO; Corporate Director	American

Jean-Michel Ares	100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Chief Technology and Operations Officer	American and Canadian

Christopher B. Begy	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	US Country Head; Chief Executive Officer, BMO Financial Corp.	Canadian

Dave Casper	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Group Head, Commercial Banking; President & Chief Executive Officer, BMO Harris Bank N.A.	American

Alex Dousmanis-Curtis	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Group Head, U.S. Retail and Business Banking	American

Simon Fish	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	General Counsel	British and Canadian

Thomas E. Flynn	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Financial Officer	Canadian

Cameron M. Fowler	c/o Bank of Montreal 55 Bloor Street West, 3rd Floor Toronto, Ontario, Canada M4W 3N5	Group Head, Canadian Personal and Commercial Banking	British and Canadian

Gilles G. Ouellette	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 37th Floor Toronto, Ontario, Canada M5X 1A1	Group Head, Wealth Management	Canadian

Surjit Rajpal	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Risk Officer	American and Canadian

Name	Address	Position/Principal Occupation/Employment	Citizenship

Richard Rudderham	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Human Resources Officer	Canadian

Catherine Roche	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Head, Office of Strategic Management	Canadian

Franklin J. Techar	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Operating Officer	American and Canadian

Darryl White	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Group Head, BMO Capital Markets	Canadian

Connie Stefankiewicz	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Marketing Officer	Canadian

DIRECTORS AND EXECUTIVE OFFICERS OF

BANK OF MONTREAL HOLDING INC.

(as of June 17, 2016)

The name, address, position, present principal occupation or employment and citizenship of each of the directors and executive officers of Bank of Montreal Holding Inc. (“BMO Holding”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship
Aaron Melvyn Chester Engen	Eighth Avenue Place 525 Eighth Avenue SW, 9th Floor Calgary, Alberta, Canada T2P 1G1	Director and Secretary, BMO Holding; Managing Director, BMO Nesbitt Burns Inc.; and Co-Head Power and Energy Infrastructure, BMO Financial Group	Canadian

Shane Cameron Fildes	Eighth Avenue Place 525 Eighth Avenue SW, 9th Floor Calgary, Alberta, Canada T2P 1G1	Director and President, BMO Holding; Managing Director, BMO Nesbitt Burns Inc.; Managing Director, Investment & Corporate Banking and Global Head – Energy Group, BMO Capital Markets	Canadian

Bernadette Murphy	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 10th Floor Toronto, Ontario, Canada M5X 1A1	Director and Vice President, BMO Holding; Senior Vice President Finance, BMO Financial Group	American

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2016

Bank of Montreal

/s/ Barbara Muir
Signature
Barbara Muir
Corporate Secretary

Bank of Montreal Holding Inc.

/s/ Shane C. Fildes
Signature
Shane C. Fildes
President

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k), promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing of a Statement on Schedule 13D, and any amendments thereto, with respect to the shares of common stock, par value $0.01, of Virtus Investment Partners, Inc., a Delaware corporation, and that this Agreement of Joint Filing may be included as an Exhibit to such filing and each amendment thereto; provided that, as contemplated by Rule 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement of Joint Filing may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement of Joint Filing.

IN WITNESS WHEREOF, each of the undersigned hereby execute this Agreement of Joint Filing as of June 17, 2016.

Bank of Montreal

/s/ Barbara Muir
Signature
Barbara Muir
Corporate Secretary

Bank of Montreal Holding Inc.

/s/ Shane Fildes
Signature
Shane Fildes
President